Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

17002689

1. State the name of the applicant: NYSE National, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):

11 Wall Street, New York, NY 10005

SEC Mail Processing Section JUN 26 2017 Washington DC 412

3. Provide the applicant's mailing address (if different):

N/A

4. Provide the applicant's business telephone and facsimile number:

212-656-2938 (Telephone) 212-656-8101 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)

2017 JUN 27 AM 8:12 RECEIVED

6. Provide the name and address of counsel for the applicant:

Martha Redding
NYSE Group, Inc.
11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware General Corporation Law012/12/05

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/23/17 (MM/DD/YY) NYSE National, Inc. (Name of applicant)

By: [signature] (Signature) Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this 23rd day of June (Month), 2017 (Year) by [signature] (Notary Public)

My Commission expires May 29, 2020 County of Westchester State of New York

AMY MAURO
Notary Public State of New York
No. 01MA6262613
Qualified in Westchester County
Commission Expires May 29, 2020

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

NATONE-17-000001

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE National, Inc.

June 2017

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

JUNE 2017

EXHIBIT D

The unconsolidated financial statements for each subsidiary or affiliate of NYSE National, Inc. for the last fiscal year follow.

The following pages of Exhibit D, numbered NATONE-17-000005 through NATONE-17-000031, are considered confidential and have been omitted from the Form 1, marked for "Confidential Treatment", and are filed separately pursuant to Rule 24b-2.

ICE CLEAR CREDIT

ICE Clear Credit
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	16,464
Cash - clearing member deposits		18,968,035
Accounts receivable, net of allowance		5,170
Deferred tax assets - current		0
Restricted Cash		85,100
Prepaid expenses and other current assets		5,111
Due from affiliates, net		0
Current Assets		19,079,880
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		29,178
Accumulated depreciation		(18,906)
Property and equipment, net		10,272
OTHER NONCURRENT ASSETS:		
Restricted cash long term		50,000
Other noncurrent assets		50,000
Assets	$	19,140,152
LIABILITIES and MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	7,960
Accrued salaries and benefits		4,148
Intercompany		7,654
Margin deposits and guaranty funds		18,968,035
Current income taxes payable		(6)
Deferred revenue		2,966
Current liabilities		18,990,757
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		218
Noncurrent liabilities		218
Liabilities		18,990,975
EQUITY:		
Contributed capital		89,132
Retained earnings		60,044
Total equity		149,176
Total liabilities and equity	$	19,140,151

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE CLEAR CREDIT

ICE Clear Credit
Statement of Income
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Revenues:		
Clearing and processing fees	$	86,754
Other revenue		15,070
Affiliate revenue		5,573
Total Revenue		107,397
Expenses:		
Compensation and benefits		16,187
Professional services		876
Technology and communication		3,941
Rent and occupancy		1,234
Selling, general and administrative		1,050
Depreciation and amortization		5,280
Service and license fees to affiliates		20,544
Operating Expenses		49,112
Operating Income		58,285
Other expense, net		(2,337)
Pre-Tax Net Income		55,948
Income tax expense		1,799
Net Income	$	54,149

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The following pages of Exhibit D, numbered NATONE-17-000034 through NATONE-17-000049, are considered confidential and have been omitted from the Form 1, marked for "Confidential Treatment", and are filed separately pursuant to Rule 24b-2.

As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	240
Accounts receivable, net of allowance		287
Prepaid expenses and other current assets		-
Current Assets		527
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		1,095
Accumulated depreciation		(167)
Property and equipment, net		928
OTHER NON-CURRENT ASSETS:		
Other Intagibles, net		1,449
Deferred income tax asset		529
Other non-current assets		1,978
Total assets	$	3,433
LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	74
Accrued salaries and benefits		260
Income tax payable		0
Deferred revenue		480
Due to affiliates		9,605
Current liabilities		10,419
NON-CURRENT LIABILITIES:		
Other non-current liabilities		8
Non-current liabilities		8
Liabilities		10,427
SHAREHOLDER'S EQUITY:		
Contributed Capital		(6,665)
Retained earnings		(329)
Total shareholder's equity		(6,994)
Total liabilities and shareholder's equity	$	3,433

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of

NYSE Governance Services, Corporate Board Member, LLC.
Statement of Income
Year Ended December 31, 2016
(Unaudited)
(in thousands)

REVENUES:		
Listing fees	$	3,571
Total revenue		3,571
OPERATING EXPENSES:		
Compensation and benefits		2,154
Professional services		37
Acquisition-related transaction and integration costs		-
Technology and communication		5
Rent and occupancy		49
Selling, general and administrative		1,701
Amortization and depreciation		81
Operating expenses		4,027
Operating loss		(456)
Pre-tax net loss		(456)
Income tax expense		-
Net loss	$	(456)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The following pages of Exhibit D, numbered NATONE-17-000052 through NATONE-17-000080, are considered confidential and have been omitted from the Form 1, marked for "Confidential Treatment", and are filed separately pursuant to Rule 24b-2.

NYSE Goverance Services, Inc.
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,045
Accounts receivable, net of allowance		5,224
Prepaid expenses and other current assets		1,532
Income tax receivable		818
Current assets		8,619
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		2,787
Accumulated depreciation		(2,578)
Property and equipment, net		209
Assets	$	8,828
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	844
Accrued salaries and benefits		2,514
Due to affiliates		19,974
Deferred revenue		5,542
Current liabilities		28,874
Liabilities		28,874
EQUITY:		
Contributed capital		0
Retained deficit		(20,046)
Total equity		(20,046)
Total liabilities and equity	$	8,828

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Goverance Services, Inc.
Statement of Income
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Revenues:		
Listing Fees	$	18,988
Total revenue		18,988
Expenses:		
Acquisition-related transaction and integration costs		1,410
Compensation and benefits		16,057
Technology and communications		3,702
Professional services		2,844
Depreciation and amortization expense		848
Rent and occupancy		1,026
Selling, general and administrative		1,360
Operating expenses		27,247
Operating loss		(8,259)
Interest expense, affiliates		-
Interest expense		(90)
Other Income (Expense)		(90)
Pre-tax net loss		(8,349)
Income tax benefit		(3,171)
Net loss	$	(5,178)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The following pages of Exhibit D, numbered NATONE-17-000083 through NATONE-17-0000123, are considered confidential and have been omitted from the Form 1, marked for "Confidential Treatment", and are filed separately pursuant to Rule 24b-2.

True Office
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	249
Accounts receivable, net of allowance		151
Prepaid expenses and other current assets		7
Current assets		**407**
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		102
Accumulated depreciation		(16)
Property and equipment, net		**86**
OTHER NON-CURRENT ASSETS:		
Goodwill		13,030
Other intangibles, net		1,522
Deferred tax assets- non-current		2,276
Other non-current assets		**16,828**
Total assets	**$**	**17,321**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	68
Due to affiliates		1,508
Deferred revenue		3
Income tax payable		2
Current liabilities		**1,581**
Total liabilities		**1,581**
EQUITY:		
Retained deficit		(2,293)
Contributed capital		18,033
Total equity		**15,740**
Total Liabilities and equity	**$**	**17,321**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

True Office

Statement of Income

Year Ended December 31, 2016

(Unaudited)

(in thousands)

Listing Fees	$	1,918
Total revenue		**1,918**
Professional services		680
Acquisition-related transaction and integration costs		1
Technology and communication		182
Rent and occupancy		131
Selling, general and administrative		-
Depreciation and amortization		460
Operating expenses		**1,454**
Operating loss		**464**
Other expense, net		51
Other expense		**51**
Pre-tax net loss		**413**
Income tax expense		**166**

The following pages of Exhibit D, numbered NATONE-17-000126 through NATONE-17-0000139, are considered confidential and have been omitted from the Form 1, marked for "Confidential Treatment", and are filed separately pursuant to Rule 24b-2.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

June 2017

EXHIBIT K

The ownership structure of NYSE National, Inc. is
as follows:

1. Full legal name: NYSE Group, Inc.
2. Title or status: Delaware corporation
3. Date title or status was acquired: January 31, 2017
4. Approximate ownership interest: 100% ownership interest
5. Whether the person has control: Yes, NYSE Group, Inc. has control.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

June 2017

EXHIBIT I

The audited consolidated financial statements for NYSE National, Inc. for the year ended December 31, 2016 follow.

Consolidated Financial Statements and Report of Independent Certified Public Accountants

NYSE National, Inc. and Subsidiary

December 31, 2016 and 2015

Contents

SELIGSON &
GIANNATTASIO, LLP
Certified Public Accountants and Consultants

14 Ver Valen Street
Closter, NJ 07624
(201) 784-0450

723 N Broadway
White Plains, NY 10603
(914) 428-5560

6 Dubon Court
Farmingdale, NY 11735
(516) 350-8710

60 East 42nd Street
New York, NY 10165
(646) 580-2675

112 Quarry Road
Trumbul, CT 06611
(203) 212-9781

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders'
NYSE National, Inc. and Subsidiary

We have audited the accompanying financial statements of NYSE National, Inc. (a Delaware Corporation) and subsidiary, which comprise the consolidated balance sheets as of December 31, 2016 and 2015 and the related consolidated statement of operations, changes in consolidated shareholders' equity and consolidated cash flows for the year then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NYSE National, Inc. and subsidiary as of December 31, 2016 and 2015 and the results of its consolidated operations and its consolidated cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Seligson & Giannattasio LLP

Seligson & Giannattasio, LLP
White Plains, New York
June 7, 2017

NYSE National, Inc. and Subsidiary
CONSOLIDATED BALANCE SHEETS
December 31,

ASSETS	2016	2015
CURRENT ASSETS		
Cash and cash equivalents	$ 65,782	$ 749,877
Accounts receivable	136,847	28,601
Accrued income receivable	13,691	18
Prepaid expenses and other current assets	179,651	430,933
Total current assets	395,971	1,209,429
PROPERTY AND EQUIPMENT, NET	617,916	955,473
OTHER ASSETS		
Prepaid expenses - long-term	77,066	129,753
Deposits and other assets	3,403,946	3,397,622
Total other assets	3,481,012	3,527,375
TOTAL ASSETS	$ 4,494,899	$ 5,692,277

The accompanying notes are an integral part of these statements.

NATONE-17-000148

NYSE National, Inc. and Subsidiary
CONSOLIDATED BALANCE SHEETS - CONTINUED
December 31,

LIABILITIES AND SHAREHOLDERS' EQUITY	2016	2015
CURRENT LIABILITIES		
Accounts payable	$ 974,988	$ 398,969
Section 31 fees payable	115,897	38
Accrued current liabilities	71,216	33,236
Current portion of capital lease obligation	178,496	371,802
Notes Payable	1,360,000	
Unearned income	31,500	28,500
Total current liabilities	2,732,097	832,545
CAPITAL LEASE OBLIGATION, LESS CURRENT PORTION	0	20,970
Total liabilities	2,732,097	853,515
SHAREHOLDERS' EQUITY		
Capital	26,335,594	19,185,010
Additional paid-in capital	27,352,226	27,352,226
Retained deficit	(51,925,018)	(41,698,474)
Total shareholders' equity	1,762,802	4,838,762
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 4,494,899	$ 5,692,277

The accompanying notes are an integral part of these statements.

NATONE-17-000149

NYSE National, Inc. and Subsidiary
NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS
December 31,

	2016	2015
Operating revenue		
Liquidity taker fees	$ 139,407	$ 38
Consolidated tape, net	244,829	274,794
Dues, fees, and other charges	677,221	(573)
Gross operating revenue	1,061,457	274,259
Cost of revenue		
Liquidity provider rebates	21,777	10
Brokerage, clearance, and exchange fees	43,277	4
Total cost of revenue	65,054	14
Gross margin	996,403	274,245
Operating expenses		
Employee compensation and benefits	5,224,130	3,057,494
Professional and other outside services	1,045,630	805,800
Computer operations and data communications	1,977,975	1,625,398
Depreciation and amortization	733,872	899,206
Occupancy costs	1,905,685	1,533,890
General and administrative	335,108	288,585
Total operating expenses	11,222,400	8,210,373
Net operating loss	(10,225,697)	(7,936,128)
Other income and loss		
Interest and other income	27,485	213,022
Interest expense	(26,909)	(25,373)
Loss on disposal of assets	-	-
Total other income (loss)	576	187,649
Net loss before income taxes	(10,225,121)	(7,748,479)
Income tax expense	1,423	6,870
NET LOSS	$ (10,226,544)	$ (7,755,349)

The accompanying notes are an integral part of these statements.

NYSE National, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31,

	Capital	Additional paid-in capital	Retained deficit	Total shareholders' equity
Balance at January 1, 2015	$ 13,285,010	$ 27,352,226	$ (33,943,125)	$ 6,694,111
Net loss	-	-	(7,755,349)	(7,755,349)
Capital	5,900,000	-	-	5,900,000
Balance at December 31, 2015	19,185,010	27,352,226	(41,698,474)	4,838,762
Net loss	-	-	(10,226,544)	(10,226,544)
Capital	7,150,584	-	-	7,150,584
Balance at December 31, 2016	$ 26,335,594	$ 27,352,226	$ (51,925,018)	$ 1,762,802

The accompanying notes are an integral part of these statements.

NYSE National, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31,

	2016	2015
Cash flows from operating activities		
Net loss	$ (10,226,544)	$ (7,755,349)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Depreciation and amortization on property and equipment	733,822	899,206
Changes in operating assets and liabilities		
Accounts receivable, net	(108,212)	(28,601)
Accrued income receivable	(13,673)	(18)
Prepaid expenses, and other current assets	251,282	29,895
Prepaid expenses, long-term	52,688	170,871
Deposits and other assets	(6,325)	(3,005,650)
Accounts payable	575,986	328,977
Section 31 fees payable	115,858	38
Accrued liabilities	38,031	(32,847)
Notes Payable	1,360,000	
Unearned income	3,000	(97,500)
Net cash flows from operating activities	(7,224,087)	(9,490,978)
Cash flows from investing activities		
Recapitalization of NSX by parent company	7,150,584	5,900,000
Purchases of property and equipment	(41,027)	(64,915)
Capital Leases	(355,288)	0
Net cash provided by investing activities	6,754,269	5,835,085
Cash flows from financing activities		
Principal payments on capital obligation	(214,276)	(825,276)
Net cash used in financing activities	(214,276)	(825,276)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(684,095)	(4,481,170)
Cash and cash equivalents at beginning of year	749,877	5,231,047
Cash and cash equivalents at end of year	$ 65,782	$ 749,877
Interest	(26,909)	(25,373)

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Description of Business and Recent Developments

National Stock Exchange, Inc. (NSX) is a for-profit Delaware corporation that operates as a registered national securities exchange to facilitate the trading of equity products. NSX Securities LLC (Securities) is a for-profit Delaware corporation that is registered as a limited purpose broker-dealer under the Securities Exchange Act of 1934 (the Act).

On January 31, 2017, NSX changed its name from National Stock Exchange, Inc. to NYSE National, Inc.

Basis of Presentation

The consolidated financial statements include the accounts of NSX and its wholly owned subsidiary, Securities (collectively, the Exchange).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Exchange recognizes revenue on a trade-date basis. In addition, certain fees are billed to equity trading permit holders (Members) prior to the service period. These fees are recorded as unearned income on the consolidated balance sheets.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments maturing within three months of the purchase date.

Accounts Receivable

The majority of the accounts receivable balances are amounts due from Equity Trading Permit ("ETP") Holders related to their transactions executed on the Exchange. The majority of the accounts receivable are generally collected within a few days of the following month. The Exchange determines its allowance for doubtful accounts by considering several factors, including the length of time accounts receivable are past due and the ETP Holder's current ability to pay its obligation to the Exchange. The Exchange writes off accounts receivable when they become uncollectible.

Accrued Income Receivable

The majority of accrued income receivable represents money due from the securities information processors for market data revenue earned for trades executed and quotes displayed on the Exchange.

Property and Equipment

Furniture and equipment are recorded at historical cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of individual assets or lease terms, which range from three to ten years. The Exchange capitalizes assets with a cost basis greater than $500 and a useful life of at least one year.

Income Taxes

The Exchange recognizes income taxes under the liability method. The Exchange recognizes a current tax asset or liability for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expenses.

Software

The Exchange capitalizes certain costs incurred in the development of internal-use software, including external direct material and service costs, employee payroll, and payroll-related costs. This software is amortized over the estimated useful life of the individual assets, which is estimated to be five years.

NOTE B - RECENT DEVELOPMENTS

The 2015 Transaction

On September 8, 2014, CBOE Stock Exchange, LLC ("CBSX") entered into a Stock Purchase Agreement whereby the CBSX expressed interest to sell all of the outstanding shares of common stock of the NSX ("2015 Transaction") to National Stock Exchange Holdings, Inc. ("Holdings").

On December 16, 2014, the Exchange filed with the SEC a rule change seeking approval of rule changes in order to effectuate the proposed ownership change in the 2015 Transaction. On February 13, 2015, the SEC issued an order approving the proposed rule change and the 2015 Transaction closed on February 18, 2015. NSX's parent holding company, CBSX, transferred all of the outstanding capital stock of NSX to Holdings and Holdings became the direct parent of NSX.

In preparation for the close of the 2015 Transaction, NSX Securities filed with FINRA a Continuing Membership application on January 20, 2015, subsequently amended on January 23 and February 3, 2015. On February 11, 2015, FINRA approved the Firm's change in ownership structure.

2015 Change in Auditor

On March 5, 2015, Securities engaged Seligson & Giannattasio, LLP ("S&G"), a PCAOB-registered auditing firm, to audit the 2014 audited financial reports of Securities. Subsequently the NSX engaged S&G in 2015 and 2016 to conduct the financial audit of the exchange for the 2014 and 2015 fiscal year ending periods. Securities issued formal notice to Grant Thornton as per Securities Exchange Commission ("SEC") rule CFR 240.17a-5 and filed promptly with FINRA on March 24, 2015 regarding the change in auditor.

Resumption of Trading Operations

On December 14, 2015, the SEC issued an order approving a rule change filed by NSX to enable it to resume trading operations on the Exchange. NSX implemented a phased re-launch of operations on December 22, 2015, with full operational status reached on December 31, 2015. Market and industry participants were granted an additional 60 days (i.e., no later than February 19, 2016) to test and certify with NSX in order to satisfy the obligations of NSX rules and the SEC regulations in connection with NSX, including Regulation NMS.

The 2017 Transaction

On November 16, 2016, NSX and Holdings entered into a loan agreement with NYSE Group, Inc. ("NYSE Group"). The initial loan amount was $650,000 with subsequent advances of $500,000 and $210,000 received on December 15, 2016 and December 28, 2016, respectively.

On December 9, 2016, NSX filed a proposed rule change with the SEC to cease trading as of the close of business on Friday, December 16, 2016.

On December 14, 2016, Holdings entered into a Stock Purchase Agreement with NYSE Group (the "2016 SPA") to sell all of the outstanding shares of common stock of the NSX ("2017 Transaction") to NYSE. NSX withdrew its proposed rule change to cease trading and did not cease trading on December 16, 2016.

On December 22, 2016, the NSX filed a proposed rule change with the SEC to amend certain aspects of its governing documents and rules in order to effectuate the 2017 Transaction. On January 30, 2017, the SEC issued an order approving the proposed rule change and the 2017 Transaction closed on January 31, 2017. NSX's parent holding company, Holdings, transferred all of the outstanding capital stock of NSX to NYSE Group and NYSE Group became the direct parent company of NSX. Once the acquisition closed, NSX was renamed NYSE National, Inc. On February 1, 2017, pursuant to a rule change filed with the SEC, the Exchange ceased operations and did not open for trading that day.

On January 13, 2017, NSX Securities filed a Materiality Consultation requesting that FINRA approve the indirect change of control of NSX Securities. On January 26, 2017 FINRA approved the Firm's change in ownership structure.

Subsequent to the close of the 2017 Transaction, NSX Securities ceased operations on February 1, 2017, and filed with FINRA a Uniform Request for Broker-Dealer Withdrawal ("Form BDW") on the same day. Per SEC Rule 15b6-1, the Form BDW became effective on April 2, 2017, the broker dealer's final day of business.

NOTE C - REVENUE

Revenues are derived from displayed quotes and executed share volumes on the Exchange; this category includes liquidity taker fees, market data revenues from tape associations and regulatory transaction fees. In addition, revenues were offset by liquidity provider rebates, market data rebates and Section 31 fees.

Revenue and cost of revenue for the years ended December 31, 2016 and 2015 are summarized as follows:

	2016	2015
Liquidity taker fees/rebates	$ 139,407	$ 39
Liquidity provider rebates/fees	(21,777)	(10)
Market data revenue	244,829	274,794
Market data rebates	-	-
Regulatory transaction fee revenue	181,640	38
Section 31 fees	(181,640)	(38)
Order delivery quotation and notification fees	-	-
Net outbound, clearing, settlement charges and other	633,944	(578)
Gross margin	$ 996,403	$ 274,245

NATONE-17-000156

Market data revenue for the years ended December 31, 2016 and 2015 are summarized as follows:

	2016	2015
Special Distributions	$ 122,569	$ 274,775
NYSE listed	25,649	6
AMEX listed	19,163	-
NASDAQ listed	77,449	13
Total market data revenue	$ 244,829	$ 274,794

NOTE D - ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2016 and 2015 are summarized as follows:

	2016	2015
Liquidity transaction fees	$ 136,847	$ 28,601
Other receivables	13,691	18
Total accounts receivable	$ 150,538	$ 28,619

NOTE E - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2016 and 2015 are summarized as follows:

	2016	2015
Computer and operations equipment	$ 3,966,409	$ 3,925,452
Office furniture and equipment	1,734,306	1,732,191
Leasehold improvements	817,500	817,500
Capital leased equipment	2,431,880	2,076,593
Software and NSX BLADE development	8,233,901	8,235,585
Total cost of property and equipment	17,183,637	16,787,321
Less accumulated depreciation and amortization	(16,565,721)	(15,831,848)
Property and equipment, net	$ 617,916	$ 955,473

NOTE F - NOTES PAYABLE

Notes payable as of December 31, 2016 and 2015 are summarized as follows:

	2016	2015
NYSE Group Loan	$ 1,360,000	$ -

In connection with the 2017 Transaction, the Exchange and Holdings entered into a loan agreement with NYSE Group. The initial loan amount was $650,000 with subsequent advances $500,000 and $210,000. The interest rate on the loan was 10% and the loan agreement provided that it would matures at the earliest of a Buyer Release Event, the closing of the transactions contemplated by the 2016 SPA, and the termination of the of the 2016 SPA. The loan matured when the transaction closed on January 31, 2017.

NOTE G - INCOME TAXES

For the years ended December 31, 2016 and 2015, the Exchange incurred state and local income tax expense in the amounts of $1,423 and $6,870, respectively. The differences between the statutory and the Exchange's effective income tax rate primarily result from the effects of state income taxes, valuation allowance on deferred tax assets and other permanent differences.

For 2016 and 2015, the Exchange has continued to operate at a net loss for each annual period. As a result, the Exchange has built up a net deferred tax asset that primarily consists of net operating losses from current and prior periods. Due to the Exchange's previous ownership changes, the utilization of these net operating losses is significantly limited under Internal Revenue Code Section 382. Considering its accumulative losses in recent years and lack of taxable income in early future years in addition to the utilization limitation under Section 382, the Exchange believes it is more likely than not that these deferred tax assets will not be realized in the future. Therefore, the Exchange established a full valuation allowance on the net deferred tax assets for the periods ended December 31, 2016 and 2015. The Exchange has concluded that disclosing the gross deferred tax asset is not material to the financial position or results of operations of the Exchange. As a result, no deferred income tax assets or liabilities are presented on the accompanying consolidated balance sheets.

As of December 31, 2016, the open tax years are 2013 through 2016.

NOTE H - CONTRACTUAL OBLIGATIONS

As a result of the 2017 Transaction, all capital leases and operating leases other than the office lease either have been terminated or are in the process of being terminated. Future minimum payments under non-cancelable contractual obligations in the aggregate, in effect as of December 31, 2016, are as follows:

Years ending December 31,	Operating leases
2017	577,490
2018	144,373
2019 and thereafter	-
Total minimum lease payments	$ 721,863

Rent expense for the years ended December 31, 2016 and 2015, is as follows:

	2016	2015
Office and corporate apartment rent	$ 839,727	$ 663,574
Hosting site	1,065,957	784,629
Total	$ 1,905,685	$ 1,448,203

NOTE I - OTHER INCOME

Market Data Revenue Recoveries

From time to time, the securities information processors may recover revenues from prior periods that were uncollected in those periods. The Exchange, as a participant in the respective consolidated tape and consolidated quote plans, receives a share of the distribution for these back-billed revenue recoveries.

For the years ended December 31, 2016 and 2015, such recoveries totaled $244,829 and $274,794, respectively, and were included in interest and other income on the accompanying consolidated statements of operations and comprehensive loss.

NOTE J - SUBSEQUENT EVENTS

Other than the events disclosed in Note B, management has evaluated the remaining subsequent events through June 7, 2017, the issuance date of the consolidated financial statements for the year ended December 31, 2016, and determined that no events met the definition of a subsequent of a subsequent event for purposes of recognition or disclosure in the accompanying financial statements.